December 12, 2008

VIA EDGAR AND FAX

Ms. Kathryn Jacobson
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:	MSTI Holdings, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007 Filed April 15, 2008 File No. 0-52862

Dear Ms Jacobson:

This will acknowledge receipt of your letter of comments dated December 9, 2008, with regard to the above referenced filing.

Pursuant to our phone conversation on December 11, 2008, please be advised that MSTI Holdings, Inc. intends to file its response on January 8, 2009, to the letter of comments from the Securities and Exchange Commission, Division of Corporate Finance.

We thank you in advance for your assistance in this matter and should you have any questions, do not hesitate in calling me.

Sincerely,

MSTI Holdings, Inc.

/s/ Ownkar Persaud
Ownkar Persaud
Vice President Finance